SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    ________

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2004

                                  Serono S.A.
                    ----------------------------------------
                              (Registrant's Name)

                            15 bis, Chemin des Mines
                                Case Postale 54
                                CH-1211 Geneva 20
                                  Switzerland
                      -----------------------------------
                    (Address of Principal Executive Offices)

                                    1-15096
                    ----------------------------------------
                              (Commission File No.)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form  20-F   X   Form  40-F
                 ---             ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).) ______

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).) ______

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes       No  X
         ---      ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)


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                                                                          SERONO
PARATEK
PHARMACEUTICALS


MEDIA RELEASE


FOR IMMEDIATE RELEASE
---------------------


                SERONO AND PARATEK PHARMACEUTICALS IN PARTNERSHIP
            TO DEVELOP A NOVEL ORAL TREATMENT FOR MULTIPLE SCLEROSIS


GENEVA, SWITZERLAND AND BOSTON, USA - OCTOBER 27, 2004 -
Serono (virt-x: SEO and NYSE: SRA) and Paratek Pharmaceuticals, Inc. announced today that they have entered into an agreement to discover, develop and commercialize an orally-available disease modifying treatment for multiple sclerosis (MS).

During the initial phase of their collaboration, Paratek and Serono will seek to identify for clinical development novel tetracycline derivatives from a library of non-antibiotic lead compounds discovered by Paratek chemists. Orally administered minocycline (an antibiotic tetracycline) was reported in a recently published clinical study to have a therapeutic benefit in the treatment of patients with relapsing-remitting MS(1). The favorable safety profile of the tetracycline class is well documented, with a more than 30-year track record in the marketplace. Serono will be responsible for the worldwide development and commercialization of compounds arising from the collaboration. No orally administered disease-modifying drug is currently approved for the treatment of MS.

"This partnership with Paratek reflects our long-term commitment to patients with multiple sclerosis", said Tim Wells, Head of Research of Serono. "Non-antibiotic tetracycline-derived compounds represent a promising approach for the development of orally available treatments for multiple sclerosis. We are very pleased to be working with Paratek, which has considerable expertise in this area and has already identified a number of very promising compounds."

"Serono's commitment to multiple sclerosis and their extensive research expertise in the fields of neurology, immunology and inflammation were very attractive to Paratek. This collaboration validates the use of our proprietary tetracycline chemistry expertise to create improved novel compounds specifically targeting promising new uses," said Thomas J. Bigger, President and CEO of Paratek Pharmaceuticals.


-------------------------
(1) Metz LM et al. Minocycline reduces gadolinium-enhancing magnetic resonance imaging lesions in multiple sclerosis. Annals of Neurology 2004; 55(5):756


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Under  the terms of the agreement, Paratek will receive an initial cash payment, a loan convertible into Paratek stock, research funding and potential milestone payments related to development progress and regulatory milestones. In addition to upfront consideration, Paratek would receive USD 38 million in milestone payments from Serono for the first product to be successfully developed and registered in MS. Additional drugs and indications developed would result in further payments to Paratek. Paratek will receive undisclosed royalties on product sales should a product reach the market.

Preclinical data on three non-antibacterial tetracycline derivatives covered by this agreement will be presented today at Neuroscience 2004, the Society for Neuroscience's 34th Annual Meeting in San Diego.



ABOUT MULTIPLE SCLEROSIS
------------------------

Multiple sclerosis is a chronic, inflammatory condition of the nervous system and is the most common, non-traumatic, neurological disease in young adults. Multiple sclerosis may affect approximately two million people worldwide. While symptoms can vary, the most common symptoms of multiple sclerosis include blurred vision, numbness or tingling in the limbs and problems with strength and coordination. The relapsing forms of multiple sclerosis are the most common.


                                      ###


Serono forward-looking statements

Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 25, 2004. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.


                                      ###


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
ABOUT SERONO
------------

SERONO is a global biotechnology leader. The Company has eight biotechnology products, Rebif(R) , Gonal-F(R) , Luveris(R) , Ovidrel(R) /Ovitrelle(R) , Serostim(R) , Saizen(R), Zorbtive(TM) and Raptiva(R). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth and has recently entered the psoriasis area. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are approximately 30 ongoing development projects.

In 2003, Serono achieved worldwide revenues of US$2,018.6 million, and a net income of US$390.0 million, making it the third largest biotech company in the world. Its products are sold in over 90 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).


ABOUT PARATEK PHARMACEUTICALS
-----------------------------

PARATEK PHARMACEUTICALS, INC. is engaged in the discovery and commercialization of new therapeutics that treat serious and life-threatening diseases, with a particular focus on the growing worldwide problem of antibiotic resistance. Paratek's lead programs are advancing novel compounds that can circumvent or block bacterial resistance, as well as drugs that can prevent infection by interfering with Multiple Adaptational Response (MAR) mechanisms in bacteria. Out of these efforts, Paratek has discovered a new class of antibiotics, the aminomethylcyclines that target the need for new and potent antibacterials to overcome the problem of rapidly growing bacterial resistance. The Company's lead antibiotic clinical candidate, BAY 73-7388, the first product from this class, is being developed in a collaborative partnership with Bayer HealthCare AG for the treatment of serious infections.

Outside the antibacterial therapeutic area, Paratek has also established an internal effort to exploit its novel families of compounds and their unique mechanism of action in selected anti-inflammatory and neurodegenerative conditions. Paratek has an active chemical synthesis effort to produce novel and diverse small molecules, with the goal of developing non-antibacterial products with improved activity in serious diseases based upon a growing body of clinical and basic research supporting this approach.

Paratek is privately held and headquartered in Boston, Massachusetts, USA. For more information, visit Paratek's website at www.paratekpharm.com.
                                             --------------------


FOR MORE INFORMATION, PLEASE CONTACT:

SERONO IN GENEVA, SWITZERLAND:
MEDIA RELATIONS:                              INVESTOR RELATIONS:
Tel: +41-22-739 36 00                         Tel: +41-22-739 36 01
Fax: +41-22-739 30 85
http://www.serono.com                         Reuters: SEOZ.VX / SRA.N
---------------------                         Bloomberg: SEO VX / SRA US


SERONO, INC., ROCKLAND, MA
MEDIA RELATIONS:                              INVESTOR RELATIONS:
Tel. +1 781 681 2340                          Tel. +1 781 681 2552
Fax: +1 781 681 2935                          Fax: +1 781 681 2912
http://www.seronousa.com
------------------------


PARATEK PHARMACEUTICALS, INC, BOSTON, MA
INVESTOR RELATIONS:                           MEDIA RELATIONS:
Kate Boxmeyer                                 Justin Jackson
Tel. +1 617.275.0040 x238                     Tel. +1 212.213.0006
E-mail: kboxmeyer@paratekpharm.com            E-mail: jjackson@burnsmc.com
        --------------------------                    --------------------


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            SERONO S.A.
                                            a Swiss corporation
                                            (Registrant)



October 27, 2004                            By:    /s/ Francois Naef
                                                   --------------------------
                                            Name:  Francois Naef
                                            Title: Secretary


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